                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                                 PLAYCORE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   72811G 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael S. Shein
                          c/o PlayCore Holdings, Inc.
                          717 Fifth Avenue, 23rd Floor
                            New York, New York 10022
                                 (212) 521-5500

                                    Copy to:
                          Russell W. Parks, Jr., Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1333 New Hampshire Avenue, N.W.
                                   Suite 400
                             Washington, D.C. 20036
                                 (202) 887-4000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72811G 102
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Jasdrew Acquisition Corp.; 13-4110382
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [X]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (See Instructions)    SC,AF,BK,OO
--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
--------------------------------------------------------------------------------


  NUMBER OF    7   SOLE VOTING POWER           8,471,577  (1)

   SHARES      -----------------------------------------------------------------
               8   SHARED VOTING POWER         0
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER      8,471,577  (1)
  REPORTING

   PERSON      -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER    0
    WITH

--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                8,471,577  (1)

--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES (See Instructions)    [ ]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (1)(2)

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               CO

--------------------------------------------------------------------------------

     (1) Beneficial ownership of these shares is being reported as a result of the execution by PlayCore Holdings, Inc. ("Parent"), its wholly owned subsidiary, Jasdrew Acquisition Corp. ("Acquisition Company") and PlayCore, Inc. (the "Company") of a Merger Agreement, dated as of April 13, 2000 (the "Merger Agreement") and execution of the PlayCore Purchase Agreements (as defined below) in connection herewith. Pursuant to the Merger Agreement, the Company, PlayCore Holdings, L.L.C. ("Holdings"). Parent and Acquisition Company commenced a joint Tender Offer for all of the shares ("Shares") of the Company's Common Stock (the "Offer"), and certain agreements (the "Securities Purchase Agreements") were executed by Parent and Acquisition Company with certain holders of securities of the Company under which Acquisition Company has the right to acquire 8,471,577 Shares. In addition, the Company has granted to Acquisition Company an option (the "Acquisition Company Option") pursuant to a Stock Option Agreement (the "Stock Option Agreement") to acquire from the Company in certain circumstances a sufficient number of Shares (the "Acquisition Company Option Shares") that, when taken together with all other outstanding Shares to be acquired by Acquisition Company pursuant to the Offer and the Securities Purchase Agreements (such agreements, collectively with the Stock Option Agreement, the "PlayCore Purchase Agreements"), will enable the Company to acquire 90% of the outstanding Shares.

     (2)      Percentage is 90% assuming exercise of the Stock Option Agreement.

CUSIP NO. 72811G 102
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               PlayCore Holdings, Inc.; 13-4110383
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [X]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (See Instructions)    SC,AF,BK,OO
--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
--------------------------------------------------------------------------------


  NUMBER OF    7   SOLE VOTING POWER           8,471,577  (1)

   SHARES      -----------------------------------------------------------------
               8   SHARED VOTING POWER         0
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER      8,471,577  (1)
  REPORTING

   PERSON      -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER    0
    WITH

--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                8,471,577  (1)

--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES (See Instructions)    [ ]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (1)(2)

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               CO

--------------------------------------------------------------------------------

     (1) Beneficial ownership of these Shares is being reported as a result of the execution of the Merger Agreement and the Playcore Purchase Agreements.

     (2)      Percentage is 90% assuming exercise of the Stock Option Agreement.

CUSIP NO. 72811G 102
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               PlayCore Holdings, L.L.C.; 13-4110385
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [X]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (See Instructions)    SC,AF,BK,OO
--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
--------------------------------------------------------------------------------


  NUMBER OF    7   SOLE VOTING POWER           8,471,577  (1)

   SHARES      -----------------------------------------------------------------
               8   SHARED VOTING POWER         0
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER      8,471,577  (1)
  REPORTING

   PERSON      -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER    0
    WITH

--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                8,471,577  (1)

--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES (See Instructions)    [ ]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (1)(2)

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               OO

--------------------------------------------------------------------------------

     (1) PlayCore Holdings, L.L.C. owns all of the outstanding shares of Parent, which, in turn, owns all of the outstanding shares of Acquisition Company. Beneficial ownership of these Shares is being reported as a result of the execution of the Merger Agreement and the PlayCore Purchase Agreements.

     (2)      Percentage is 90% assuming exercise of the Stock Option Agreement.

CUSIP NO. 72811G 102
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Todd R. Berman
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [X]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (See Instructions)    SC,AF,BK,OO
--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION        United States
--------------------------------------------------------------------------------


  NUMBER OF    7   SOLE VOTING POWER           8,471,577(1)

   SHARES      -----------------------------------------------------------------
               8   SHARED VOTING POWER         0
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER      8,471,577(1)
  REPORTING

   PERSON      -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER    0
    WITH

--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                8,471,577  (1)(2)

--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES (See Instructions)    [ ]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (1)(2)

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               IN

--------------------------------------------------------------------------------

     (1) Todd R. Berman along with Michael S. Shein are the Managers of Holdings and each has voting power and dispositive power over all securities held by Holdings. Holdings owns all of the outstanding shares of Parent, which, in turn, owns all of the outstanding shares of Acquisition Company. Beneficial ownership of these shares is being reported as a result of the execution of the Merger Agreement and the PlayCore Purchase Agreements.

     (2)      Percentage is 90% assuming exercise of the Stock Option Agreement.

CUSIP NO. 72811G 102
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Michael S. Shein
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a) [X]
               (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (See Instructions)    SC,AF,BK,OO
--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION           United States
--------------------------------------------------------------------------------


  NUMBER OF    7   SOLE VOTING POWER           8,471,577(1)

   SHARES      -----------------------------------------------------------------
               8   SHARED VOTING POWER         0
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER      8,471,577(1)
  REPORTING

   PERSON      -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER    0
    WITH

--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                8,471,577  (1)

--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES (See Instructions)    [ ]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4% (1)(2)

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               IN

--------------------------------------------------------------------------------

     (1) Michael S. Shein along with Todd R. Berman are the Managers of Holdings and each has voting power and dispositive power over all securities held by Holdings. Holdings owns all of the outstanding shares of Parent, which, in turn, owns all of the outstanding shares of Acquisition Company. Beneficial ownership of these shares is being reported as a result of the execution of the Merger Agreement and the PlayCore Purchase Agreements.

     (2)      Percentage is 90% assuming exercise of the Stock Option Agreement.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement" or this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Company Common Stock"), of PlayCore, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 15 West Milwaukee Street, Suite 204 Janesville, Wisconsin 53545.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by: (i) Jasdrew Acquisition Corp., a Delaware corporation ("Acquisition Company") and a wholly owned subsidiary of Parent (as defined herein), (ii) PlayCore Holdings, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Holdings (as defined herein), and
(iii) PlayCore Holdings, L.L.C. a Delaware limited liability company ("Holdings") (iv) Todd R. Berman and (v) Michael S. Shein. The name, business address, present principal occupation and citizenship of each executive officer and director of Acquisition Company and Parent, the managers of Holdings and Messrs. Berman and Shein are set forth on Schedule A hereto which is incorporated herein by this reference.

         The principal occupation of each of Acquisition Company, Parent and Holdings is holding company.

         The business address of each of Acquisition Company, Parent and Holdings is 717 Fifth Avenue, 23rd Floor, New York, New York 10022.

         During the last five years, none of Mr. Berman, Mr. Shein, Acquisition Company, Parent or Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 13, 2000, Acquisition Company and Parent entered into a Stock Purchase Agreement (the "Stock Agreement") with the Company and its majority stockholder whereby Acquisition Company agreed to purchase all of the outstanding securities of the Company held by the Company's majority stockholder, including all warrants and convertible debentures at a cash price equal to Offer Price (defined below) on an as exercised or converted basis. The Stock Agreement was executed concurrently with an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Acquisition Company and Parent, pursuant to which Acquisition Company, Parent, Holdings and the Company on April 20, 2000 commenced an offer (the "Offer") to purchase all of the outstanding shares of Company Common Stock at a purchase price of $10.10 net per share in cash (the "Offer Price").

         In addition, (i) the Company, its wholly owned subsidiary, PlayCore Wisconsin, Inc. ("PlayCore Wisconsin") and Acquisition Company entered into an agreement with the Company's other warrant holders to purchase all outstanding warrants for consideration equal to $10.10 per share less the exercise price of the warrants; (ii) certain holders of stock options of the Company entered into Option Exercise/Cancellation Agreements with the Company and Acquisition Company pursuant to which, among other matters, the option holders agreed either to exercise all of their options and sell to Acquisition Company all of their shares of Company Common Stock issued upon such exercise for consideration equal to $10.10 per share or to exchange their options as provided in the Merger Agreement, and to tender in the Offer all shares of Company Common Stock owned by them; and (iii) the Company granted to Acquisition Company an option pursuant to a Stock Option Agreement (the "Stock Option Agreement" and collectively with the agreements identified in clauses (i) to (iii) above, the "PlayCore"
Purchase Agreements") to acquire from the Company in certain circumstances a sufficient number of shares of Company Common Stock to enable the merger contemplated by the Merger Agreement (the "Merger") to be a short-form merger under Section 253 of the Delaware General Corporation Law (the "Short Form Requirement").

         The purchase of shares pursuant to the PlayCore Purchase Agreements, the Merger, the Offer and the related transactions (collectively, the "Transactions") will be financed partially through the following: (i) a Senior Credit Facility, dated as of April 13, 2000, among Acquisition Company, the Company, certain of the Company's subsidiaries, including PlayCore Wisconsin, as borrower, and General Electric Capital Corporation, Credit Agricole Indosuez and certain other lenders (the "Senior Credit Facility"); and (ii) a Purchase Agreement, dated as of April 13, 2000, among Parent, the Company, certain of the Company's subsidiaries, including PlayCore Wisconsin as issuer, and GS Mezzanine Partners II, L.P. and GS Mezzanine Partners Offshore II, L.P., investments funds affiliated with The Goldman Sachs Group, Inc. (collectively with the Senior Credit Facility, the "Financing Agreements") A portion of the proceeds from the Financing Agreements will be loaned by PlayCore Wisconsin to Acquisition Company if the Short Form Requirement is met or the Company (if the Short Form Requirement is not met) pursuant to the terms of a Loan Agreement among the Company, Acquisition Company and PlayCore Wisconsin dated as of April 13, 2000. The remainder of the funds necessary to fund the Transactions will be in the form of a capital contribution from Parent to Acquisition Company. It is estimated that the total amount of funds necessary to fund the Transactions will be approximately $207.5 million.*

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in Item 3 of this Statement is incorporated herein by reference. The purpose of the Transactions is to enable Parent to acquire the entire equity interest in the Company in a transaction in which the holders of the Company Common Stock are entitled to have their equity interest in the Company purchased or extinguished in exchange for cash in the amount of $10.10 net per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 4 of this Statement is incorporated herein by reference. As of April 19, 2000, there were 7,960,304 shares of Company Common Stock issued and outstanding, 1,514,590 shares of Company Common Stock reserved for issuance upon conversion of the Company's outstanding convertible debentures, 685,370 shares of Company Common Stock reserved for issuance upon exercise of the Company's outstanding warrants and 1,287,893 shares of Company Common Stock issuable upon the exercise of the Company's outstanding options.

         Upon the closing of the Transactions, Acquisition Company will be merged with and into the Company and Parent will own all of the issued and outstanding Company Common Stock. Parent is wholly owned by Holdings. Messrs. Bowman and Sherman are the Managers of Holdings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Items 3, 4 and 5 of this Statement is incorporated herein by reference. Except as set forth in Items 3 and 4 of this Statement and below there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Pursuant to the Stock Agreement, a stockholder of the Company granted to Acquisition Company an irrevocable proxy to vote, until the earlier of the effective time of the Merger or the termination of the Merger Agreement, at any meeting of the stockholders, all purchased securities: (a) in favor of the Merger and the execution and delivery of the Merger Agreement and the Stock Agreement and the transactions contemplated thereby, (b) against any action, any failure to act or any agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stock Agreement and (c) against each of the following actions (other than the Merger Agreement and the Transactions): (i) any extraordinary corporate transaction such as a merger or a consolidation or other business combination involving the Company or any of its subsidiaries;
(ii) declaration of any dividend or issuance of any equity securities (other than upon exercise or conversion of the debentures, warrants and company options); (iii) any sale, lease or transfer of material assets of the Company;
(iv) any reorganization, dissolution or liquidation of the Company; (v) any change in the majority of the persons constituting the board of directors of the Company; (vi) any change in the present capitalization of the Company or amendment of the Company's corporate structure or business; or (viii) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and transactions contemplated by the Merger Agreement and the Stock Agreement. Acquisition Company and an affiliate of Acquisition Company entered into a Letter Agreement, dated April 13, 2000, pursuant to which Acquisition Company is, and immediately following the effectiveness of the Merger, PlayCore Wisconsin will be, obligated to pay the affiliate an advisory fee equal to 1% of the total capitalization of Acquisition Company and the Company (including the funded debt under the Financing Agreements and funded equity), plus reimbursement for fees and expenses (including attorneys' fees) incurred with respect to the Transactions, in cash upon consummation of the Transactions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Schedule 13D:

         Exhibit No.

         1. Agreement and Plan of Merger, dated as of April 13, 2000, by and among PlayCore, Inc., PlayCore Holdings, Inc. and Jasdrew Acquisition Corp. (incorporated by reference to Exhibit (d)(i) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

         2. Stock Purchase Agreement, dated as of April 13, 2000, by and among PlayCore, Inc., PlayCore Holdings, Inc., Jasdrew Acquisition Corp. and GreenGrass Holdings (incorporated by reference to Exhibit (d)(ii) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

         3. Stock Option Agreement, dated as of April 13, 2000, by and among PlayCore, Inc., PlayCore Holdings, Inc. and Jasdrew Acquisition Corp. (incorporated by reference to Exhibit (d)(iii) of Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

* Includes funds necessary to acquire securities pursuant to the PlayCore Purchase Agreements, acquire shares in the Offer, consummate the Merger, refinance the Company's indebtedness and pay certain fees and expenses in connection therewith.

         4. Credit Agreement, dated as of April 13, 2000, among PlayCore Wisconsin, Inc., as borrower, PlayCore, Inc., Jasdrew Acquisition Corp. and Heartland Industries, Inc. (DE), as guarantors, and the lenders signatory thereto from time to time, General Electric Capital Corporation, as Administrative Agent and a Lender, and Credit Agricole Indosuez, as Documentation Agent and a Lender (incorporated by reference to Exhibit (b)(i) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

         5. Purchase Agreement, dated as of April 13, 2000, among PlayCore Wisconsin, Inc., as issuer, PlayCore, Inc., PlayCore Holdings, Inc. and Heartland Industries, Inc. (DE), as guarantors, and GS Mezzanine Partners II, L.P. and GS Mezzanine Partners Offshore II, L.P. (incorporated by reference to Exhibit (b)(ii) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

         6. Form of Option Exercise/Cancellation Agreement, dated as of April 13, 2000 by and among Jasdrew Acquisition Corp., PlayCore, Inc. and each of Terence Malone, George Herrera, Gary Massel and Ronald Wray, including the securities ownership schedules thereto (incorporated by reference to Exhibit (d)(v) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

         7. Form of Option Exercise/Cancellation Agreement, dated as of April 13, 2000, by and Jasdrew Acquisition Corp., PlayCore, Inc. and each of Frederic Contino, John Caldwell, Curtis Cole, Richard Ruegger, David Hammelman, Lori Wetzel, Thomas Norquist, Richard Kuhn, Wesley Sutton, Robert Farnsworth and Thomas van der Meulen, including the securities ownership schedules thereto (incorporated by reference to Exhibit (d)(vi) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

         8. Loan Agreement, dated April 13, 2000, by and among Jasdrew Acquisition Corp., PlayCore, Inc. and PlayCore Wisconsin, Inc. (incorporated by reference to Exhibit (b)(iii) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

         9. Purchase, Waiver and Consent Agreement, dated as of April 13, 2000, by and among Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited, Gerlach & Co., PlayCore, Inc. PlayCore Wisconsin, Inc. and Jasdrew Acquisition Corp. (incorporated by reference to Exhibit (d)(iv) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

         10.   Joint Filing Agreement.

         11. Letter Agreement, dated April 13, 2000, by and between Chartwell Investments II LLC and Jasdrew Acquisition Company (incorporated by reference to Exhibit (d)(xiv) to Schedule TO of Acquisition Company, Parent, Holdings and the Company, filed April 21, 2000).

Signature
         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                          JASDREW ACQUISITION CORP.

                           By:         /s/ Michael S. Shein
                                       -----------------------------------------
                           Name:       Michael S. Shein
                                       -----------------------------------------
                           Title:      Vice President
                                       -----------------------------------------
                           Dated:      April 24, 2000
                                       -----------------------------------------


                          PLAYCORE HOLDINGS, INC.

                           By:         /s/ Michael S. Shein
                                       -----------------------------------------
                           Name:       Michael S. Shein
                                       -----------------------------------------
                           Title:      Vice President
                                       -----------------------------------------
                           Dated:      April 24, 2000
                                       -----------------------------------------


                          PLAYCORE HOLDINGS, L.L.C.

                           By:         /s/ Michael S. Shein
                                       -----------------------------------------
                           Name:       Michael S. Shein
                                       -----------------------------------------
                           Title:      Manager
                                       -----------------------------------------
                           Dated:      April 24, 2000
                                       -----------------------------------------


                           TODD R. BERMAN


                           /s/ Todd R. Berman
                           -----------------------------------------


                           MICHAEL S. SHEIN


                           /s/ Michael S. Shein
                           -----------------------------------------

                                   SCHEDULE A


The directors and executive officers of Jasdrew Acquisition Corp. and PlayCore Holdings, Inc. are as follows:

          Name, Title and Business Address                                 Present Principal Occupation/Citizenship

Todd R. Berman, Director and President                           President of Chartwell Investments II LLC/United States
717 Fifth Avenue, 23rd Floor
New York, New York 10022

Michael S. Shein, Director and Vice President, Secretary         Managing Director of Chartwell Investments II
and Treasurer                                                    LLC/United States
717 Fifth Avenue, 23rd Floor
New York, New York 10022

Jeffrey R. Larsen, Vice President and                            Associate, Chartwell Investments II LLC/United States
Assistant Secretary
717 Fifth Avenue, 23rd Floor
New York, New York 10022



The managers of PlayCore Holdings, L.L.C are as follows:

          Name, Title and Business Address                                 Present Principal Occupation/Citizenship

Todd R. Berman, Manager                                          President of Chartwell Investments II LLC/United States
717 Fifth Avenue, 23rd Floor
New York, New York 10022

Michael S. Shein, Manager                                        Managing Director of Chartwell Investments II
717 Fifth Avenue, 23rd Floor                                     LLC/United States
New York, New York 10022



Exhibit 10. Joint Filing Agreement

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock, par value $.01 per share, of PlayCore, Inc., to which the Agreement is attached as Exhibit 10, is (and, in the case of amendments, will be) filed on behalf of each of us. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of April, 2000.


                                       JASDREW ACQUISITION CORP


                                       By:    /s/ MICHAEL S. SHEIN
                                              ----------------------------------
                                       Name:  Michael S. Shein
                                              ----------------------------------
                                       Title: Vice President
                                              ----------------------------------
                                       Dated: April 24, 2000
                                              ----------------------------------



                                       PLAYCORE HOLDINGS, INC.


                                       By:    /s/ MICHAEL S. SHEIN
                                              ----------------------------------
                                       Name:  Michael S. Shein
                                              ----------------------------------
                                       Title: Vice President
                                              ----------------------------------
                                       Dated: April 24, 2000
                                              ----------------------------------


                                       PLAYCORE HOLDINGS, L.L.C.


                                       By:    /s/ MICHAEL S. SHEIN
                                              ----------------------------------
                                       Name:  Michael S. Shein
                                              ----------------------------------
                                       Title: Manager
                                              ----------------------------------
                                       Dated: April 24, 2000
                                              ----------------------------------


                                       TODD R. BERMAN


                                       /s/ TODD R. BERMAN
                                       -----------------------------------------


                                       MICHAEL S. SHEIN


                                       /s/ MICHAEL S. SHEIN
                                       -----------------------------------------